SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        Date of Report: April 14, 2003


                                   BIORA AB

                            SE-205 12 Malmo, Sweden


                        Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 |x|   Form 20-F                        |_|  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                |_|  Yes                                 |x|  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.



         This Form 6-K consists of a Press Release dated April 14, 2003 regarding the Board of Directors' decision to release the First Quarter 2003 Report on April 25, 2003.





              Press release from Biora AB (publ), April 14, 2003

No 6/03

                                                         FOR IMMEDIATE RELEASE


   CHANGE OF DATE FOR RELEASE OF BIORA'S REPORT FOR THE FIRST QUARTER 2003.

Biora's Board of Directors has decided to release the report for the first quarter 2003 on April 25th, 2003.


Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

__________________________________________________________
For further information, please contact:
-     Svante Lundell, CFO and Investor Relations, Biora +46-70 532 30 65
-     Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-     http://www.biora.com






         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BIORA AB


Dated: April 14, 2003                        By: /s/ Svante Lundell
                                                 ---------------------------
                                                 Svante Lundell
                                                 Chief Financial Officer